

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

December 24, 2008

Anthony D. DiLucente
Chief Financial Officer
Masonite International, Inc.
1820 Matheson Blvd., Unit B4
Mississauga, Ontario L4W 0B3 Canada

RE: Masonite International, Inc.
Form 20-F for Fiscal Year Ended December 31, 2007
Form 6-K filed on August 28, 2008
File No. 333-139791

Dear Mr. DiLucente:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. All revisions should be included in your future filings, including your interim filings where appropriate. If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your U.S. GAAP reconciliation footnote.

Operating and Financial Review and Prospects, page 33

Critical Accounting Policies and Estimates, page 33

Goodwill/Intangible Assets, page 34

2. We note that you have recognized significant goodwill and intangible asset charges during the year ended December 31, 2007 and the six month period ended June 30, 2008. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
    *   The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    *   Sufficient information to enable a reader to understand how you apply the income approach in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses;
    *   How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment analysis;
    *   A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
    *   If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.

Results of Operations for the year ended December 31, 2007 compared to the year ended December 31, 2006, page 36

3. Please expand/revise your discussion under results of operations for all periods to:
    *   Discuss with quantification the extent to which material decreases in sales revenue are attributable to changes in prices, volume or amount of goods being sold, or introduction of new products. For example, you explain on page 37 that the decrease in North America were negatively impacted by the lost business from The Home Depot, continued soft demand from customers servicing both wholesale and retail channels, partially offset by favorable foreign currency movements during the period without quantification;

    *   Expand your discussion costs of sales to address changes in costs of sales underlying your principal product lines. If these product lines have materially different gross profits, ensure your discussion of cost of revenues adequately addresses this fact. Please also expand your disclosure to give more insight to your global supply chain and logistics initiatives, facility rationalizations, cost management and product pricing adjustments; and

- Quantify each factor you cite as impacting your operations. Please also explain the majority of the change from period to period. For example, you disclose the decrease in sales was due to the lost business from your largest customer of $137 million, offset by $59.2 million related to foreign currency rates. However, this does not explain the total decrease of $290.1 million in sales from 2007 compared to 2006.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Cost of Sales for the Year Ended December 31, page 38

4. You disclosed that the 2007 period includes inventory write downs of $7.0 million and approximately $2.0 million of site integration costs associated with the consolidation of facilities. You also indicate that excluding these amounts, your cost of sales percentage in the 2007 period would have been 77.6%. Your costs of sales excluding amounts constitute a non-GAAP measure. Please revise your MD&A for each period presented to remove this non-GAAP measure and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods, such as the excluded items noted, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods.

Segment Information For the year ended December 31, page 40

5. You disclosed that Operating EBITDA is more closely aligned with cash flow from operations than Adjusted EBITDA and is a better measure of the performance of the segments and their overall contribution to your debt and interest payment obligations. Given your reference to Operating EBITDA being more closely aligned with cash flow from operations and the contribution to your debt and interest payments obligations, it appears that you are using Operating EBITDA as a liquidity measure. Please present the disclosures required by Item 10(e) of Regulation S-K. In addition, your disclosures should:
   - Identify the amount as a non-GAAP liquidity measure;
   - Explain why your management believes that this measure provides useful information to investors;
   - Provide an equally prominent disclosure of cash flows from operations wherever Operating EBITDA is discussed;
   - Provide a reconciliation of Operating EBITDA to cash flow from operations; and
   - Present all three cash flow measures wherever Operating EBITDA is discussed.

Please refer to Item 10(e)(1) of Regulation S-K and Questions 12 and 14 from our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

B. Liquidity and Capital Resources, page 47

6. We note your discussion of the building products industry and the impact that developments in the North American housing market has had on your results of operations. Please provide additional quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of your long-term assets including but not limited to property, plant and equipment, goodwill and intangible assets as well as the risk that additional charges may need to be recorded.

7. At December 31, 2007, you had available borrowings of $336.0 million under the senior secured revolving credit facility. In March and April 2008, you borrowed the remaining $336 million available under the revolving credit facility. We also note your disclosure on page F-62 that you were notified by the counterparty to the Facilities Agreement that they would be terminating this program. Please expand your disclosures to explain the following:
   - Your reasons for borrowing all of the remaining availability under your revolving credit facility, including how you used or intend to use these funds;
   - The potential impact on your current and future liquidity of no availability of borrowings;
   - The impact that the $336 million borrowing and the termination of the Facilities Agreement had on your access to new capital and interest rates on current and/or future debt; and
   - The impact, if any, that $336 million borrowing and the termination of the Facilities Agreement had on your business, results of operations and financial condition as well.

8. On page 48, you indicate that cash flows from operations before working capital in 2007 was $90.2 million compared to 104.1 million in the prior period. It appears that the term "cash flow from operations before changes in working capital" is a non-GAAP financial measure. Please tell us whether the term "cash flow from operations before changes in working capital" is expressly permitted under Canadian GAAP. Otherwise, please revise your disclosure to include the disclosures required by Item 10(e) of Regulation S-K.

Item 15. Controls and Procedures, page 69

9. Please confirm whether there have been any changes in internal control over financial reporting during the annual period ended December 31, 2007 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. See Item 15T(c) of Form 20-F.

Financial Statements

Report of Independent Registered Chartered Accountants, page F-1

10. Please make arrangements with your auditors to have them revise their opinion to indicate the city and state where the report was issued as required by Rule 2.02(a) of Regulation S-X.

Note 18: Income Taxes, page F-42

11. You believe that it is likely that your net deferred tax assets of $108.1 million are recoverable. Given your losses recorded for the year ended December 31, 2007 and the previous three fiscal years, and the uncertainty as to the timing of when the North American housing market will rebound, we believe you should provide a detailed explanation as to how you determined it is likely that your deferred tax assets are realizable. Specifically, please quantify your reliance on future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies.

Note 27: Consolidating Financial Information, page F-63

12. Your December 31, 2007 and 2006 consolidating balance sheet reflects material intercompany receivable and intercompany payables. Please tell us how you determined that changes in intercompany receivables/payables should be classified as operating activities instead of financing activities. The guidance in paragraph 18 and 136 of SFAS 95 regarding the classification of intercompany advances may be relevant to your US GAAP reconciliation.

FORM 6-K FILED ON AUGUST 28, 2008

13. On July 9, 2008, you indicate that based on preliminary evaluation of your financial performance for the quarter ended June 30, 2008, you would likely not be in compliance with the financial covenants contained in your credit facility. Please discuss the potential impact on your liquidity and capital resources if you do not comply with these covenants and are unable to obtain a waiver of compliance in the future. Please also discuss the impact of not being able to finalize the amended covenant package that you are currently negotiating. Given your recent non-compliance with your financial covenants, please disclose your required financial covenants as well as your actual ratios as of each reporting period in your financial statements as well. Your disclosure should include your interest coverage ratio and your leverage ratio covenants and any other covenants which provide a better understanding of your covenant restrictions. Please also disclose the impact of the forbearance agreement with your lenders on your liquidity and capital resources.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief